EXHIBIT 99.1

Quantum BioPharma Licensee Celly Nutrition Announces Landmark Partnership with the Asian American Trade Associations Council (AATAC) to Expand Retail Availability of its Alcohol Detox Beverage unbuzzd™

TORONTO, April 10, 2025 (GLOBE NEWSWIRE) -- Quantum BioPharma Ltd. (NASDAQ: QNTM) (CSE: QNTM) (FRA: 0K91) (“Quantum BioPharma” or the “Company”), today announced its licensee – Celly Nutrition Corporation (“Celly Nutrition”), the company behind unbuzzd™ – the beverage that accelerates alcohol metabolism, restores mental clarity, and reduces hangover symptoms – has secured a landmark partnership with the Asian American Trade Associations Council (“AATAC”) to expand the retail availability of unbuzzd™, increase sales, and recruit new customers. This partnership will focus on unbuzzd™’s convenient “On-the-Go Powder Stick Packs” which have been scientifically proven to accelerate the reduction of blood alcohol levels and restore mental alertness.

AATAC is made up of smaller buying groups, regional sub-chapters, and other trade organizations that represent over 50,000 members who collectively operate more than 80,000 locations, including over half of all convenience stores across the United States and Puerto Rico. Brands in the AATAC network include 7-Eleven, Shell, Circle K, ampm, Texaco, BP, 76, Sunoco, Gulf, and Chevron, among many others. AATAC has played an important role in launching innovative new products into the retail space, many of which have reached the highest levels of retail sales in the consumer goods category.

John Duffy, CEO of Celly Nutrition, stated, “We are excited to partner with AATAC to further expand unbuzzd™'s retail presence. This collaboration provides access to top retail operators across the United States, helping to grow sales and making unbuzzd™ available to even more consumers.”

Sunil Capita, National Programs Director of AATAC, added, “The health and wellness category has grown significantly over recent years in our industry, and recovery products have become a leader within that category. Understandably, our Association wants to be at the forefront of this evolving trend, so we are very excited to see how well unbuzzd™ will perform in our retail sites. We would eventually like to see recovery products offered to U.S. consumers by thousands of our network retailers across the country.”

About AATAC

AATAC is a national association consisting of regional sub-chapters, smaller buying groups, independents, and trade affiliates that collectively represent over 80,000 locations across the United States. AATAC empowers its retailers by educating them on market trends and directly introducing vendor suppliers and programs that allow them to stay relevant and competitive in the industry. AATAC’s DRIP program allows approved products to obtain hundreds of retail accounts within a matter of weeks. Visit aatac.co/services for more information.

About Celly Nutrition Corporation

Celly Nutrition, a non-trading but fully-reporting public issuer, stands as a pioneering force in the wellness and recovery supplement landscape. unbuzzd™ has been developed by a world-class research and development team in pharmacology and medicine, with a commitment to innovation and quality. With a proprietary blend of vitamins, minerals, and herbs, unbuzzd™ helps your body process alcohol faster, restore mental alertness, and improve cognition so you can drink responsibly. unbuzzd™ appeals to a broad target audience of alcohol consumers who want to have a good time, be in control, and still feel great the next day.

Scientifically backed by a recently completed double-blind, randomized, placebo-controlled crossover design clinical trial, unbuzzd™ dramatically accelerates alcohol metabolism, speeds the reduction of blood alcohol concentration, restores mental clarity, and reduces the symptoms of intoxication, impairment and hangover. The full press release of the clinical trial can be found here.

unbuzzd™ ready-to-mix powder sticks are available in 3-pack, 8-pack and 18-pack formats at amazon.com and unbuzzd.com.

unbuzzd™ is a registered trademark of Celly Nutrition Corp.

Individual results may vary. unbuzzd is a dietary supplement. Consuming unbuzzd after drinking alcohol does not permit you to operate a vehicle. Drink responsibly. DO NOT DRINK AND DRIVE.

About Quantum BioPharma Ltd.

Quantum BioPharma is a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development. Through its wholly owned subsidiary, Lucid Psycheceuticals Inc. (“Lucid”), Quantum BioPharma is focused on the research and development of its lead compound, Lucid-MS. Lucid-MS is a patented new chemical entity shown to prevent and reverse myelin degradation, the underlying mechanism of multiple sclerosis, in preclinical models. Quantum BioPharma invented UNBUZZD™ and spun out its OTC version to a company, Celly Nutrition Corp. (“Celly Nutrition”), led by industry veterans. Quantum BioPharma retains ownership of 25.71% (as of June 30, 2024) of Celly Nutrition at www.unbuzzd.com. The agreement with Celly Nutrition also includes royalty payments of 7% of sales from unbuzzd ™ until payments to Quantum BioPharma total $250 million. Once $250 million is reached, the royalty drops to 3% in perpetuity. Quantum BioPharma retains 100% of the rights to develop similar products or alternative formulations specifically for pharmaceutical and medical uses. Quantum BioPharma maintains a portfolio of strategic investments through its wholly owned subsidiary, FSD Strategic Investments Inc., which represents loans secured by residential or commercial property.

Forward-Looking Information

Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release include statements related to such.

Forward-looking information in this press release are based on certain assumptions and expected future events.

These statements involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements to differ materially from those expressed or implied by such statements, including but not limited to additional information relating to Quantum BioPharma, including its annual information form, can be located on the SEDAR+ website at www.sedarplus.ca and on the EDGAR section of the United States Securities and Exchange Commission’s website at www.sec.gov for a more complete discussion of such risk factors and their potential effects.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results or otherwise or to explain any material difference between subsequent actual events and such forward- looking information, except as required by applicable law.

Contacts:

Quantum BioPharma Ltd.
Zeeshan Saeed, Founder, CEO and Executive Co-Chairman of the Board
Email: Zsaeed@quantumbiopharma.com
Telephone: (833) 571-1811

Investor Relations: IR@QuantumBioPharma.com
General Inquiries: info@QuantumBioPharma.com